UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

KING PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PARKER TENNESSEE CORP.

(Offeror)

A Wholly-Owned Subsidiary of

PFIZER INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

495582108

(CUSIP Number of Class of Securities)

Amy W. Schulman

Senior Vice President and General Counsel

Pfizer Inc.

235 E. 42nd Street

New York, New York 10017

(212) 733-2323

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Block, Esq.

William P. Mills, III, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,677,489,663	$262,205.01

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 249,958,811 shares of common stock, without par value of King Pharmaceuticals, Inc. (the “Company”) (inclusive of restricted stock awards granted pursuant to the Company’s stock plans), at $14.25 per share and (ii) 8,110,639 shares of common stock, without par value, of the Company which are subject to issuance pursuant to the exercise of outstanding options at $14.25 per share.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $262,205.01	Filing Party: Pfizer Inc.
Form of Registration No.: Schedule TO-T	Date Filed: October 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, and is filed by (i) Parker Tennessee Corp., a Tennessee corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, no par value (the “Shares”), of King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), at a price of $14.25 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 22, 2010, as amended (the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is included as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 and 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

“On January 21, 2011, the Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on Friday, January 28, 2011, unless further extended. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, January 21, 2011, was extended in accordance with the Merger Agreement because certain conditions to the Offer will not be satisfied as of the previously scheduled expiration date, including the Regulatory Condition. The Depositary has indicated that, as of the close of business on January 20, 2011, approximately 115,330,275 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 46.6% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(D).”

Item 3.

Item 3 of the Schedule TO is hereby amended and supplemented as follows:

“Parent and Purchaser are eliminating the ability of King shareholders to tender their Shares through a guaranteed delivery process from and after 5:00 p.m., New York City time on Friday, January 21, 2011. Therefore, King shareholders who wish to tender their Shares must (i) make their certificates available to the depositary on or before the Expiration Date or comply with the procedures for book-entry transfer on a timely basis, as applicable; and (ii) deliver any other required documents to the Depositary on or before the Expiration Date. The removal of the guaranteed delivery procedures will require holders to meet the delivery procedures and tender their Shares as of the Expiration Date and tenders not received by the Depositary on or prior to the Expiration Date will be disregarded and of no effect. King shareholders that do not or are not able to comply with the delivery requirements will be unable to tender their Shares. All references to guaranteed delivery in this Offer to Purchase and in the Letter of Transmittal, and documents related thereto, shall be superseded and amended by this Amendment.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(D)	Press Release issued by Pfizer Inc., dated January 21, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARKER TENNESSEE CORP.

By	/s/ Bryan Supran
Name: Bryan Supran
Title: Vice President
Date: January 21, 2011

PFIZER INC.

By	/s/ David Reid
Name: David Reid
Title: Assistant Secretary
Date: January 21, 2011

EXHIBIT INDEX

Exhibit No.

(a)(5)(D)	Press Release issued by Pfizer Inc., dated January 21, 2011.

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